EXHIBIT 99.1




            DIALOG REPORTS Q3 REVENUES OF $82.8M AND
                        PROFIT BEFORE TAX OF $10.7M


     CARY, N.C. & LONDON--(BUSINESS WIRE)--Nov. 15, 1999--The Dialog Corporation (NASDAQ:DIAL, LSE:DLG), a leading provider of Internet- based information, technology and e-commerce solutions, today announced its third quarter results for the three-month period ending September 30, 1999 and its interim results for the nine months ending September 30, 1999. (All figures are according to U.K. G.A.A.P. and have been converted from G.B.P.((L)pound)) to U.S. dollars ($) for information purposes at the prevailing exchange rate on September 30,1999 of (pound)1=$1.6469).

Q3 highlights -

-- Group Revenues of $82.8 million - up 18% on Q3 1998
-- Gross Profit $56.2 million - up 42% on Q3 1998
-- Profit Before Tax of $10.7 million
-- Traditional business shows like-for-like year-on-year growth in September for the first time in six years

Post Q3 -

-- End-user Internet portals launched in conjunction with Netscape Communications and first credit card payments accepted
-- Palo Alto data center outsourced to ICL representing considerable cost and management efficiencies
-- Fujitsu unveils first Japanese product incorporating Dialog's InfoSort technology
-- Agreement reached to acquire remaining equity of Muscat, consolidating control of powerful natural language search technology on very favorable terms

Debt refinancing -

-- In discussions with potential investors concerning capital restructuring
-- November debt obligations met in full out of existing resources; next payments due May 2000
-- Banking covenants relaxed to allow greater flexibility in refinancing discussions; new warrants issued allowing Banks to purchase 6 million ordinary shares

Overview

     The third and fourth quarters are seasonally the Company's slower quarters due to holiday-related declines in information consumption. Revenues for the quarter, including contributions of $19.1 million from the Group's alliance partnership with Fujitsu (TSE: 6702), were $82.8 million, up 18% over Q3 1998, and 13% ahead of Q2 1999.

     In September 1999 revenues in the traditional Dialog Information Services business, for the first time in six years, showed marginal growth over the previous September.

     The Web Solutions Division achieved revenues of $1.9 million that, excluding the one-time InfoSort license fee from Fujitsu, are up 16% on the second quarter 1999.

     Within the eCommerce Division, revenues for OfficeShopper grew marginally over Q2 and we completed a follow-on sale to Spicers of our Sparza eCommerce procurement software.

     Pre-tax profit for the quarter of $10.7 million, favorably impacted by higher margin revenue, was up 556% compared to Q3 1998.


Debt refinancing

     The Company has met its debt obligations for November out of existing resources. This involved $11.1 million of interest on both Senior and Subordinated Debt plus a $9.8 million repayment of Senior Debt. The next Senior Debt principal repayments are due in May 2000 by which time the Board is confident that the debt refinancing will have been successfully concluded.

     The refinancing of the Company's senior debt remains a priority, and since our statement to the market on 24th August 1999, the Group has continued to focus on this issue. To date, the discussions on debt refinancing have resulted in expressions of interest being received from a number of third parties, such expressions ranging from specific interest in the Group's eCommerce and Web Solutions activities through to equity stakes and possible interest in making an offer for the Company.

     In conjunction with our advisors, Salomon Smith Barney and Chase Manhattan Bank, the Company is continuing discussions with potential investors with a view to enabling the Company to pursue its strategic plans with an appropriate capital structure and in a manner consistent with the best interests of shareholders, stakeholders and employees.

     The Company's principal lenders support management's view that the current refinancing discussions will lead to a positive outcome and, at the Company's request, have relaxed the existing covenant arrangements in order to allow these discussions to be thoroughly pursued. As part of these discussions to relax covenants the Company has issued to its senior lenders warrants to purchase 6 million shares of the Company's Ordinary share capital exercisable within 10 years. These warrants, along with warrants previously issued, will be priced at average current market price and may be re-priced in May 2000 should the share price at that date be lower than the price at which these warrants have been issued.

Outlook

Allen Thomas, Chairman of The Dialog Corporation, said:

"The efforts of management and staff over the past two years have resulted in tangible trading progress in the recent quarter. Prospects for the business are encouraging. However, we remain constrained by our current debt structure from pursuing the high growth opportunities in Web Solutions and eCommerce as well as from pursuing more aggressive marketing of our end-user solutions in our Information Services Division. We continue to strive for a solution that is beneficial to our shareholders, and, on the basis of our current discussions, the Board and I remain confident of a successful outcome."

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements can be identified by terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "inevitable," "believe" or "continue" or variations thereon, and include, among others, the launch dates of the Company's products noted above. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, among others, those set forth under the caption "Risk Factors" in the Company's most recent Report on Form 20-F or generally in the Company's Reports on Form 6-K. The Company disclaims any obligation to update these forward-looking statements as a result of subsequent events.

About Dialog

     The Dialog Corporation plc (http://www.dialog.com) is a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc.

     Dialog provides a range of technologies and services for Internet and intranet-based knowledge management and eCommerce applications. The company's InfoSort indexing technology is widely perceived to offer an industry standard for information categorization, while the DIALOG, DataStar and Profound range of products and services provide comprehensive, authoritative sources of information to professionals worldwide. Content areas include news & media, medicine & pharmaceuticals, business & finance, chemicals, intellectual property, energy & environment, government & regulations, food & agriculture, science & technology and social sciences.

The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares (ADS) are traded on NASDAQ under the symbol "DIAL" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

For more information on the Dialog / Fujitsu alliance announced in June 1999, please visit Dialog's Web site at www.dialog.com/info/corporate/pressroom

(financial tables follow)


The Dialog Corporation plc
Consolidated Profit And Loss Account (unaudited) Three and nine months ended September 30, 1999 (all figures in $'000)

                              Three months      Three months
                                  Ended            Ended
                              September 30,     September 30,
                                  1999             1998

Turnover                          82,775          69,886

Cost of sales                    (26,545)        (30,375)


Gross profit                      56,230          39,511

Distribution costs                (9,004)         (9,753)

Administrative expenses          (23,468)        (16,117)

Amortization of development
 costs/goodwill                   (4,282)         (2,559)

Exceptional restructuring
 items                                -           (2,666)

Operating profit                  19,476           8,416

Exceptional item -
 - loss on termination of
    subsidiary                    (1,500)             -
 - gains on sale of fixed
    asset investment                   -              43

Net interest payable              (7,311)         (6,833)

Profit on ordinary activities
 before taxation                  10,665           1,626

Taxation on profit on ordinary
 activities                         (756)           (224)

Profit on ordinary activities
 after taxation                    9,909           1,402

Minority equity interest               7             (30)

Retained profit                    9,916           1,372

Earnings per ADS (cents)            26.1             3.6

Earnings per ADS excluding
 exceptional gain (cents)           26.1             3.5

ADSs used in computing earnings
 per ADS (thousands)              37,940          37,652

The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:((L)pound) 1.6469 being the rate of exchange on September 30, 1999, the last trading day of the period.


The Dialog Corporation plc

Consolidated Profit And Loss Account (unaudited) Three and nine months ended September 30, 1999 (all figures in $'000)

                            Nine months         Nine months
                               Ended               Ended
                            September 30,      September 30,
                                1999               1998

Turnover                      226,599             216,052

Cost of sales                 (85,112)            (93,389)

Gross profit                  141,487             122,663

Distribution costs            (26,912)            (27,385)

Administrative expenses       (65,692)            (52,411)

Amortization of development
 costs/goodwill               (11,655)             (9,872)

Exceptional restructuring
 items                              -              (2,302)

Operating profit               37,228              30,693

Exceptional item -
- loss on termination of
   subsidiary                  (1,500)                  -
- gains on sale of fixed
   asset investment                 -               3,407

Net interest payable          (22,264)            (20,965)

Profit on ordinary
 activities before taxation    13,464              13,135

Taxation on profit on
 ordinary activities           (1,894)             (1,479)

Profit on ordinary activities
 after taxation                11,570              11,656

Minority equity interest           15                (239)

Retained profit                11,585              11,417

Earnings per ADS (cents)         30.6                30.4

Earnings per ADS excluding
 exceptional gain (cents)        30.6                22.5

ADSs used in computing
 earnings per ADS
 (thousands)                   37,903              37,605

The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:((L)pound) 1.6469 being the rate of exchange on September 30, 1999, the last trading day of the period.


(Balance Sheet follows)

The Dialog Corporation plc
September 30, 1999
Consolidated Balance Sheet (unaudited)

                           September 30            December 31
                                   1999                1998
                                  $'000               $'000
 FIXED ASSETS
 Intangible assets               44,568               38,132
 Goodwill                        12,068               12,642
 Tangible assets                 25,759               29,430
 Investments                     21,306               20,346
                                 ------              -------
                                103,701              100,550

 CURRENT ASSETS
 Stocks                             152                  364
 Debtors                         76,029               70,456
 Cash at bank and in hand        11,780                7,401
 Assets held for resale               -                1,634
                                 ------               ------
                                 87,961               79,855

 CREDITORS (amounts falling
  due within one year)          (99,026)             (96,912)


 NET CURRENT LIABILITIES        (11,065)             (17,057)


 TOTAL ASSETS LESS CURRENT
  LIABILITIES                    92,636               83,493

 CREDITORS (amounts falling
  due after more than one
  year)                        (234,925)            (230,139)

 Provisions for liabilities
  and charges                    (4,275)              (7,735)
                               ---------             --------
                               (146,564)            (154,381)

 CAPITAL AND RESERVES
 Called up share capital          2,500                2,493
 Share premium account          250,978              250,540
 Shares to be issued              1,593                1,593
 Profit and loss account       (402,598)            (410,781)

 Ordinary shareholders' funds  (147,527)            (156,155)

 Minority interest                  963                1,774


 Total shareholders' funds     (146,564)            (154,381)


The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:((L)pound) 1.6469 being the rate of exchange on September 30, 1999, the last trading day of the period.


(Cash Flow Statement follows)

The Dialog Corporation plc

Consolidated Cash Flow Statement (unaudited)
for the 9 months ended September 30, 1999
                                             1999      1998
                                             $'000     $'000

NET CASH INFLOW FROM OPERATING ACTIVITIES  36,657     23,483



RETURNS ON INVESTMENTS AND SERVICING
OF FINANCE
 Interest received                            262        507
 Interest paid on bank loans and
  overdrafts                              (17,818)   (14,941)
 Interest paid on finance leases               (8)       (64)
                                          (17,564)   (14,498)


 TAXATION PAID                               (879)       (53)

 CAPITAL EXPENDITURE
 Payments to develop intangible
  assets                                  (16,161)   (12,810)
 Payments to acquire tangible
  fixed assets                             (5,682)    (3,961)
 Receipts from sales of tangible
  fixed assets                                143         53

                                          (21,700)   (16,718)



 ACQUISITIONS AND DISPOSALS

 Purchase to acquire minority interest
  in subsidiary undertaking                  (707)         -
 Purchase of share in joint venture        (2,034)    (1,789)
 Expenses in connection with purchase
  of subsidiary undertakings                 (812)      (777)
 Proceeds from sale of investments          1,275     11,729
                                           ------     ------
                                           (2,278)     9,163



 CASH (OUTFLOW)/INFLOW BEFORE THE USE
 OF LIQUID RESOURCES AND FINANCING         (5,764)     1,377




 MANAGEMENT OF LIQUID RESOURCES
 Net receipts from sales of investments
  with the original maturity date of
  less than one year                            -      1,021




 FINANCING

 Net proceeds on issue of Ordinary
  share capital                                 -        754
 Debt due within one year                  19,045          -
 Debt due after more than one year         24,140          -
 Repayment of loans                       (32,694)   (11,375)
 Repayment of capital element of
 finance leases                              (534)      (530)
                                           -------   --------
                                            9,957    (11,151)

INCREASE/(DECREASE) IN CASH                 4,193     (8,753)




RECONCILIATION OF NET CASH FLOW TO MOVEMENT
 IN NET DEBT

Increase/(decrease) in cash in the period   4,193     (8,753)
Cash used to decrease lease financing         534        530
Cash acquired from short-term borrowings  (43,185)         -
Cash used to repay loans                   32,694     11,375
Increase in liquid resources and cash
 deposits with original maturity date
 of less than one year                         -      (1,021)




Change in net debt from cash flows         (5,764)     2,131
 Other non-cash changes                    (1,482)    (1,169)
 New finance leases                        (3,421)         -
 Effect of foreign exchange rate
   changes                                (14,323)     8,740



 Movement in net debt in period           (24,990)     9,702
 Net debt at beginning of period         (237,478)  (240,289)



 Net debt at end of period               (262,468)  (230,587)


The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:((L)pound) 1.6469 being the rate of exchange on September 30, 1999, the last trading day of the period.

(Composition of Turnover follows)

The Dialog Corporation plc
Composition of turnover (unaudited)

                                  Q3      Q2      Q1      Q4

                                 1999    1999    1999    1998
                                $'000   $'000   $'000   $'000

Information Services           80,536  64,672  68,082  63,262
Web solutions and Internet
    software                    1,854   8,185   1,709   1,787
eCommerce                         385     674     502     127
Other                               -       -       -       -
                               ------  ------  ------  ------
                               82,775  73,531  70,293  65,176

                                     Q3      Q2      Q1
                                     1998    1998    1998
                                    $'000   $'000   $'000

Information Services                66,878  69,910  72,201
Web solutions and Internet
  software                           2,260   1,719     838
eCommerce                                -       -       -
Other                                  748     749     749
                                     -----  ------  ------
                                    69,886  72,378  73,788

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.6469 being the rate of exchange on September 30, 1999, the last trading day of the period.

General

These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended December 31, 1998 have been reported on by the Company's auditors, PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237(2) or (3) of the Companies Act 1985. The unaudited results for the nine months ended September 30, 1999 have been prepared in accordance with the accounting policies stated in the 1998 Annual Report and Accounts.


     CONTACT: David Mattey, Chief Financial Officer
              011 44 171 930 6900
                         OR
              Kristian Talvitie, U.S. Investor Relations kristian_talvitie@dialog.com 212/381-1824
                         OR
              David C. Collins/Robert L. Rinderman
              DIAL@jcir.com
              Jaffoni & Collins Incorporated
              212/835-8500